

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

NRG Energy, Inc.
Kirkland B. Andrews
Chief Financial Officer
211 Carnegie Center
Princeton, New Jersey 08540

> **Re: NRG Energy, Inc.**
> **NRG Yield, Inc.**
> **GenOn Energy, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File Nos. 1-15891, 1-36002, and 1-16455**

Dear Mr. Andrews:

    We have limited our review of your filings to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

NRG Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2014

1. Unless otherwise indicated, please apply all comments issued on NRG Energy, Inc. to NRG Yield, Inc. and GenOn Energy, Inc. as applicable.

Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's discussion of the results of operations for the years ended December 31, 2014, and 2013, page 64

2. Notwithstanding the changes that occurred to your segment reporting during 2014, you may need to separately discuss your Texas operations within your analysis of results if this is a significant portion of the NRG Business reportable segment and if it is continuing to exhibit different trends in profitability from the remainder of that segment.

NRG Energy, Inc.
Kirkland B. Andrews
June 29, 2015
Page 2

To assist us in understanding why you do not discuss your Texas conventional power generation business in more detail, please respond to the following:

- We note that gross margin as a percentage of operating revenue for the Gulf Coast region within your NRG Business segment declined approximately 200 basis points from 2013 to 2014. Please tell us whether either of your Texas or South Central wholesale operations contributed disproportionately to this decline in gross margin. If so, please tell us why your analysis of the reasons for this decline as seen on page 66 does not convey this information to your investors.

- We note from your fiscal 2013 Form 10-K that the Texas conventional power generation business experienced operating and pre-tax losses that were material to your segmental and consolidated results in each of 2013 and 2012. Similarly, we note your Texas conventional power generation business experienced a pre-tax loss that was material to your segmental and consolidated results in the first quarter of fiscal 2014, the last quarter in which Texas was separately disclosed. We further note that in your earnings call for the 3th quarter of 2014, you referred to Texas as a "core market" with respect to projecting the wholesale component of your 2015 earnings guidance and discussed continuing challenges in that market. Based on the above, it appears that the operating income margin for your Texas conventional power business may continue to be significantly lower than the profitability of the remainder of your conventional power business and it may continue to materially impact your segmental and consolidated results. To assist us in understanding why you do not discuss Texas in more detail within the analysis of your operating expenses or indicate that Texas may be less profitable than other businesses, please summarize for us how your Texas competitive business performed for the full year ended December 31, 2014 and explain to us how this compared to the other geographic regions in the NRG Business segment and how it compared to your consolidated results. Further, with reference to Item 303 of Regulation S-K and SEC Release 33-8350, explain to us why management believed a more detailed discussion of the Texas competitive business operations was not necessary in the fiscal 2014 Form 10-K as part of explaining the significant underlying factors driving changes in operating income for your NRG Business segment and your consolidated results.

NRG Business gross margin, page 65

3. We note the list of quantified items that impacted the change in the NRG Business segment's gross margin on pages 66 and 76. While these tables list and quantify several items that changed from year to year, your disclosures do not identify the reasons underlying many of those changes. For example, you quantify the impact on gross margin of increased or decreased realized prices, hedged capacity prices or generation, but you do not explain why these items increased or decreased. As indicated in our interpretive releases, MD&A requires not only a "discussion" of what changed but also an "analysis" of known material trends, events, demands, commitments and uncertainties underlying those changes to provide investors with insight into why those changes

occurred. Identifying the intermediate effects of these trends, events, demands, commitments and uncertainties, such as increased or decreased prices or generation, may be useful to investors; however, a thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects. Refer to Section III.B.4 of our Release 33-8350, and revise future filings to provide better insight into the underlying drivers of changes in your gross margin.

Critical Accounting Policies and Estimates

Goodwill and Other Intangible Assets, page 99

4. We note you performed a quantitative assessment for your NRG Texas reporting unit which resulted in this reporting unit failing the first step of the goodwill impairment test but passing the second step of the goodwill impairment test such that you recorded no goodwill impairment. We have the following comments:

- With respect to the most recent quantitative assessment you performed, please explain to us all significant assumptions you relied on in more detail than is disclosed in your filing. Your response should include but not be limited to explaining how you reflected in your quantitative assessment the significant drop in natural gas prices and resulting impact this has on setting the price of power.

- With respect to your sensitivity scenario, explain to us how you concluded using a hypothetical $0.50 per MMBtu drop in the natural gas market price for the first five year period was reasonable.

- Explain to us in more detail, and tell us how you considered disclosing, the factors that allowed you to pass step two of the impairment test despite the fact that you failed step one.

- Also tell us the percentage by which the implied fair value of your goodwill exceeded the carrying amount when you performed step two. Please consider disclosing this information to provide your investors with a greater ability to assess the likelihood of a significant impairment charge.

5. We also note you reconciled the fair value of your NRG Texas reporting unit determined under the income approach with NRG's market capitalization. Please provide us with the reconciliation of the fair value of this reporting unit to your market capitalization, and explain the underlying reasons for the difference. Please be detailed in your response.

6. Refer to your disclosure on page 101 where you state, "If long-term natural gas prices for periods beyond 2015 remain depressed for an extended period, the Company's goodwill may become impaired in the future, which would result in a non-cash charge, not to exceed $1.7 billion, related to the NRG Texas reporting unit." In order for investors to

assess the likelihood of a future impairment charge we believe you should better explain to investors the scenario (e.g. how you define an extended period) which could potentially lead to an impairment. Please tell us how you defined this term, and revise future filings for this matter.

Note 4— Fair Value of Financial Instruments

Recurring Fair Value Measurements, page 139

7. Please explain to us how you develop a range for your significant unobservable inputs used in developing the fair value of your Level 3 positions. In this regard, we assume there could be a wide range of the forward market price assumptions used to fair value your commodity contracts. Please tell us your consideration of disclosing the weighted average of the forward market prices, similar to the illustration provided in ASC 820-10-55-103. Also tell us what consideration was given to providing a narrative description of the sensitivity of the fair value measurement to changes in unobservable inputs. Please refer to ASC 820-10-50-2(bbb) and (g).

Note 16— Investments Accounted for by the Equity Method and Variable Interest Entities, page 177

8. We note that certain of your equity method investments have economic ownership greater than 50%. Please tell us how you overcome the presumption of consolidation and the factors considered in evaluating whether noncontrolling rights are substantive. Refer to ASC 810-10-15-8 and ASC 810-10-25.

Note 18 – Segment Reporting, page 180

9. Please tell us and clearly disclose in future periodic filings, including Forms 10-Q, whether operating segments have been aggregated within any of your reportable segments. If you are aggregating any operating segments, please identify those operating segments in your response. Refer to ASC 280-10-50-21(a). Additionally, tell us whether the segmental measure of profit or loss reviewed by your chief operating decision maker (CODM) is net income/loss attributable to NRG Energy, Inc. If your CODM reviews a different single measure or multiple measures, please revise future periodic filings to more clearly disclose this information to better meet the requirements of ASC 280-10-50-29 and 50-30.

Note 19— Income Taxes, page 183

10. Refer to your disclosures in your income tax rate reconciliation and uncertain tax benefits tables on pages 183 and 185. Please explain the significant "prior year position" adjustments and advise us how such adjustments impacted your income tax expense/benefit in 2014 and 2013. Also separately tell us why these adjustments were

recorded in the periods they were and why they are not indicative of errors in your previous period(s) financial statements.

Note 22— Commitments and Contingencies

Midwest Generation Asbestos Liabilities, page 194

11. Please tell us the amount you accrued related to your asbestos liabilities. Further, tell us how you have complied with the disclosure requirement in ASC 450-20-50-4 to either disclose an estimate of the possible loss or range of loss in excess of amounts accrued, or provide a statement that such an estimate cannot be made. In addition, tell us if you have recorded a related insurance receivable for recoveries and the amount thereof.

GenOn Energy Form 10-K for the Fiscal Year Ended December 31, 2014

Note 8— Retirements, Mothballing or Long-Term Protective Layup of Generating Facilities (GenOn, GenOn Americas Generation and GenOn Mid-Atlantic)

Facilities Announced for Deactivation Due to Returns on Investment (GenOn), page 90

12. We note that you recorded a significant impairment loss in 2014 related to certain natural gas facilities that you deactivated in January 2015. We also note that in the second table on page 90, you list several coal and natural gas facilities and units that you planned to deactivate in April and May 2015. We have the following comments:

- Please explain to us the economic circumstances that led to your decision to deactivate each of these facilities and units.

- Please tell us whether each of these facilities and units was deactivated on the timetable contemplated in your Form 10-K.

- In contrast to the facilities deactivated in January 2015, it does not appear that you have recorded any impairment losses related to the facilities and units that you planned to deactivate in April and May 2015. To help us understand this, please tell us whether you evaluated any of these facilities or units for impairment during 2014 or in 2015. If so, please summarize the results of the impairment evaluations that were performed, including explaining how you determined the fair value of these facilities and units, to assist us in understanding how you concluded that no impairment was necessary. If you did not evaluate them for impairment, please tell us how you concluded an impairment evaluation was unnecessary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Babula, Staff Accountant at (202) 551-3339 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief